UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2011

OR

[ ]	Transition Report Pursuant to Section 15(d) of
the Securities Exchange Act of 1934
For the transition period from to

Commission File Number 1-3822

A. Full title of the Plan:

Campbell Soup Company 401(k) Retirement Plan

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Campbell Soup Company, Campbell Place, Camden, New Jersey 08103-1799

This Form 11-K contains 20 pages including exhibits. An index of exhibits is on page 19.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the

Campbell Soup Company 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Campbell Soup Company 401(k) Retirement Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

Philadelphia, Pennsylvania

June 26, 2012

Campbell Soup Company

401(k) Retirement Plan

Statement of Net Assets Available for Benefits

(dollars in thousands)

	December 31,
	2011	2010
Assets
Investments
Investments, at fair value	$728,744	$—
Plan’s interest in Master Trust Under Campbell Soup Company Savings and 401(k) Plans	—	504,476

Total Investments	728,744	504,476

Receivables
Notes Receivable From Participants	12,739	5,123
Receivable from Stockpot, Inc. 401(k) Plan	—	7,151
Receivable from the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees	—	235,949

Total Receivables	12,739	248,223

Total Assets	741,483	752,699

Liabilities	—	—

Net assets available for benefits	$741,483	$752,699

The accompanying Notes to the Financial Statements are an integral part of these statements

Campbell Soup Company

401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

(dollars in thousands)

	Years Ended December 31,
	2011	2010
Additions to net assets attributed to:

Investment (loss) income:
Net depreciation in fair value of investments	$(26,312)	$—
Interest and dividends	17,072	—
Other income	302	—
Plan’s interest in the investment income of the Master Trust Under Campbell Soup Company Savings and 401(k) Plans	—	49,788

Total investment (loss) income	(8,938)	49,788

Interest on notes receivable from participant loans	985	302

Contributions:
Employer	22,489	9,924
Participant	45,789	26,810

Total Contributions	68,278	36,734

Transfer from Stockpot, Inc. 401(k) Plan	—	7,151
Transfer from Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees	—	235,949

Total additions	60,325	329,924

Deductions from net assets attributed to:

Benefits paid to participants	71,016	60,918
Administrative fees	525	42
Net transfers to the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees and other deductions	—	18

Total deductions	71,541	60,978

Net (decrease)/increase	(11,216)	268,946

Net assets available for benefits:
Beginning of year	752,699	483,753

End of year	$741,483	$752,699

The accompanying Notes to the Financial Statements are an integral part of these statements.

Campbell Soup Company

401(k) Retirement Plan

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF THE PLAN

The following brief description of the Campbell Soup Company 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering employees at all domestic locations of Campbell Soup Company and its subsidiaries (“Campbell” or the “Company”) as of the first day of employment and certain other former employees.

Through December 31, 2010, the Plan participated in the Master Trust Under Campbell Soup Company Savings and 401(k) Plans (the “Master Trust”). Assets were maintained in the Master Trust in the custody of Fidelity Management Trust Company (“Fidelity”). The Master Trust consisted of the assets of the Plan and of another defined contribution plan of the Company within the United States, the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees. Effective January 1, 2011, the Plan was merged with the Campbell Soup Company Savings Plus Plan for Hourly Employees and the StockPot, Inc. 401(k) Plan, and assets are maintained in the custody of Mercer Trust Company (the “Trustee”).

The Plan is administered by the Administrative Committee appointed by the Board of Directors of the Company (the “Committee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Employee Contributions - Eligible employees authorize payroll deductions that are contributed to the Plan and credited to their individual accounts. If they do not enroll within 45 days of their eligibility date, non-union employees are enrolled automatically at a pre-tax rate of 4% of earnings and union employees are enrolled automatically at a pre-tax rate of 3% of earnings. If they do not want to participate, they must notify the Trustee and elect not to enroll in the Plan. Eligible employees may contribute up to 50% of earnings, in pre-tax contributions per pay period. Earnings are defined by the Plan and the Internal Revenue Code, as amended (“IRC”).

In addition, the total post-tax contribution, when combined with the pre-tax contribution, cannot exceed 50% of a participant’s earnings, as defined. However, in accordance with the IRC, the amount of a participant’s pre-tax contribution for each of calendar years 2011 and 2010 was limited to $16,500 ($22,000 if the participant was at least 50 years of age by the end of the year). Participants also may roll over distributions from other qualified defined benefit or defined contribution plans into the Plan.

Campbell Soup Company

401(k) Retirement Plan

Notes to Financial Statements

Employer Contributions - The Company immediately matches 100% of all non-union employees’ contributions up to 4% of the employees’ earnings, as defined. The Company matches 60% of union employees’ contributions up to 5% of the employees’ earnings, as defined, beginning after one full year of service. In addition, the Company provides a 3% non-elective contribution to all non-union eligible employees hired or rehired after December 31, 2010 and all eligible employees of the StockPot location regardless of hire date. All Company contributions to the Plan are initially invested in the Vanguard Target Retirement Fund based on date of birth unless this election is changed by the participant.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings. Certain administrative expenses triggered by a participant’s actions, such as loan expenses, are charged to the participant’s account and a quarterly recordkeeping fee is charged to all participants’ accounts. The benefit for which a participant is eligible is the benefit that can be provided from the participant’s vested account.

Participants can receive dividends paid on the Company’s stock held in the Campbell Stock Fund as cash or reinvest the dividends back into the Campbell Stock Fund. In 2011 and 2010, dividends paid in cash were $544,588 and $323,647, respectively, and were included in interest and dividend income in 2011 and in the Master Trust investment income in 2010.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Non-union participants are immediately vested in all Company contributions plus actual earnings thereon. Vesting in the Company’s matching contributions plus actual earnings thereon for union participants is based on the following:

Completed Years of Service	Vesting
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%

Notes Receivable from Participants - Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 5 years or greater for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest that is two points above the prime rate in effect on the first day of the calendar quarter in which the loan is granted. Principal and interest are repaid ratably through payroll deductions. Interest rates ranged from 5.25% to 11% at December 31, 2011.

Campbell Soup Company

401(k) Retirement Plan

Notes to Financial Statements

Payment of Benefits – Participants may take a withdrawal of the value of the vested interest in their account after they terminate employment. Participants who are still actively working at the Company may take a withdrawal from their after-tax and Company match accounts if the monies were vested and held in the Plan for two years or if they have participated in the Plan for five years. Active participants who are age 59 1/2 or older may also take a withdrawal from their pre-tax account without incurring early withdrawal penalties. Participants who meet the requirements for a hardship withdrawal may withdraw their pre-tax contributions. A six-month suspension of participant contributions is required for all hardship transactions.

Participants who leave employment of the Company and are under age 55 can take a lump sum or defer payment until April 1 following the year in which they turn age 70 1/2. Participants who leave employment with the Company at or after age 55 can take a lump sum, installments, or defer payments until the April 1 following the year in which they turn age 70 1/2.

Forfeited Accounts - At December 31, 2011 and 2010, forfeited nonvested accounts totaled $62,388 and $8,923, respectively. These accounts will be used to reduce future Company matching contributions and pay other permitted Plan expenses. In 2011 and 2010, $40,000 and $291,662, respectively of forfeited nonvested accounts were used to reduce the Company’s matching contributions.

Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the various investment options, which include mutual funds, the Vanguard Target Retirement Funds, and the Campbell Stock Fund. Contributions of participants who do not elect to direct their contributions to the Plan’s various investment options are automatically enrolled into the Vanguard Target Retirement Funds, based on their expected retirement date.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan are prepared under the accrual basis of accounting. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust fund. The Statements of Net Assets Available for Benefits presents the contract value of the investment contracts which approximates fair value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In 2010, the Master Trust liquidated the Fidelity Managed Income Portfolio at contract value, which approximated fair value.

Use of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Campbell Soup Company

401(k) Retirement Plan

Notes to Financial Statements

New Accounting Pronouncements – In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-04 “Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,” (“ASU 2011-04”). ASU 2011-04 will expand disclosures about fair value measurement and result in common fair value measurement and disclosure requirements in accounting principles generally accepted in the United States of America and International Financial Reporting Standards. ASU 2011-04 is effective for fiscal years and interim reporting periods beginning after December 15, 2011. Plan management is evaluating the impact of adopting ASU 2011-04 and believes it will not be material to the financial statements but will provide additional disclosures.

Valuation of Investments and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s interest in the Master Trust is stated at fair value. The fair value of the Plan’s interest in the Master Trust is based on the beginning of the year’s value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. See Note 6 for a discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Interest on participant loans is recorded in the investment option from which the loan originated. Net depreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefits are recorded when paid.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the plan document.

Administration of Plan Assets – The Plan’s assets are administered under a contract with the Trustee of the Plan. The Trustee invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants. Certain administrative expenses of maintaining the Plan are paid by the Company.

NOTE 3 – RELATED-PARTY TRANSACTIONS

Shares of Company common stock are offered as a Plan investment to participants. Additionally, the Plan issues loans to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions but are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Campbell Soup Company

401(k) Retirement Plan

Notes to Financial Statements

NOTE 4 – INTEREST IN MASTER TRUST

At December 31, 2010, the assets of the Plan were maintained in the Master Trust which was established for the investment of the assets of the Plan and one other defined contribution plan of the Company within the United States of America. Each participating plan has an undivided interest in the Master Trust.

Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual plans based on their proportionate share of Master Trust net assets as of the year-end for each plan. As of December 31, 2010, the Plan had a receivable from the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees for its full interest in the Master Trust and thus, the Plan’s interest in the net assets of the Master Trust was 100%.

The following presents the investments at fair value for the Master Trust (dollars in thousands) at December 31, 2010:

2010

Investments, at fair value:
Campbell Stock Fund	$217,789

Cash	514,685

Total Assets Held in the Master Trust	$732,474

Investment income for the Master Trust (dollars in thousands) for the year ended December 31, 2010 was comprised of the following:

Investment Income	2010

Interest and dividend income	$13,293

Net appreciation in fair value of investments:
Campbell Stock Fund	6,576
Mutual Funds	48,766

Total	$68,635

Effective January 1, 2011, the Master Trust was dissolved and all assets were transferred into the Plan. Included in the Plan’s receivable of $235,949 from the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees (“Hourly Plan”) at December 31, 2010, are notes receivable from participants of $7,951. Investment income for the Master Trust for the year December 31, 2010 includes $18,847 for the Hourly Plan.

Campbell Soup Company

401(k) Retirement Plan

Notes to Financial Statements

NOTE 5 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010:

(dollars in thousands)	December 31,
	2011	2010
Campbell Stock Fund	$193,481	$—
American Funds Growth Fund of America	99,124	—
Vanguard Equity-Income Fund-Adm.	57,881	—
Vanguard Institutional Index Fund	52,332	—
Blackrock Liquidy Funds -TempFund-Inst.	50,610	—
Charles Schwab Stable Value Fund-Inst III	40,144	—
American Funds Europacific Growth Fund	37,883	—

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

(dollars in thousands)	Years Ended December 31,
	2011	2010
Mutual Funds	$(18,916)	$—
Common Collective Trust	1,612	—
Campbell Soup Stock Fund	(9,008)	—

	$(26,312)	$—

Campbell Soup Company

401(k) Retirement Plan

Notes to Financial Statements

NOTE 6 – FAIR VALUE MEASUREMENTS

The Plan measures on a recurring basis its investments at fair value in accordance with FASB codification “Fair Value Measurement,” which provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 - Inputs to the valuation methodology include significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets or liabilities, and other observable inputs.

Level 3 - Inputs to the valuation methodology are unobservable inputs and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables summarize instruments measured at fair value on a recurring basis for the Plan (dollars in thousands) as of December 31, 2011 and 2010:

	Fair Value as of December 31, 2011	Fair Value Measurements at December 31, 2011 Using Fair Value Hierarchy			Fair Value as of December 31, 2010	Fair Value Measurements at December 31, 2010 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Mutual Funds:
Equity funds	219,415	219,415	—	—	—	—	—	—
Target funds	131,550	131,550	—	—	—	—	—	—
Index funds	61,070	61,070	—	—	—	—	—	—
Fixed income funds	32,474	32,474	—	—	—	—	—	—
Money market funds	50,610	50,610	—	—	—	—	—	—

Total Mutual Funds	495,119	495,119	—	—	—	—	—	—

Common Collective Trust	40,144	—	40,144	—	—	—	—	—
Campbell Stock Fund	193,481	—	193,481	—	217,789	—	217,789	—

Total	728,744	495,119	233,625	—	217,789	—	217,789	—

Cash	—				514,685

Total Plan Assets	728,744	Total Master Trust Assets			732,474

Campbell Soup Company

401(k) Retirement Plan

Notes to Financial Statements

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds – These investments are valued at net asset value of shares held by the Plan at year end. These investments are classified within Level 1 of the fair value hierarchy.

Common collective trust – The collective trust fund is valued based upon the units of the collective trust fund held by the Plan at year end times the respective unit value. The unit value of the collective trust fund is based upon significant observable inputs, although is not based upon quoted market prices in an active market. The collective trust fund’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the collective trust fund invests in assets (typically fixed-income securities or bond funds) and enters into “wrapper” contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund.

The underlying investments of the collective trust fund consist primarily of Level 2 inputs, consisting of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The Plan’s investment in the collective trust fund is not subject to any withdrawal or redemption restrictions. The Plan has no unfunded commitments relating to the collective trust fund at December 31, 2011.

The Campbell Stock Fund – Fair value is based upon the fair value of their underlying assets derived principally from or corroborated by observable market data by correlation or other means. These investments are classified within Level 2 of the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 7 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the applicable provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions.

Campbell Soup Company

401(k) Retirement Plan

Notes to Financial Statements

NOTE 8 – TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 29, 2002 that the Plan is designed and operated in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan’s Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is required in the accompanying financial statements.

In January 2011, the Plan submitted an application to the IRS for a new tax determination. As of the date of these financial statements, the Plan has not yet received the determination letter from the IRS.

Accounting principles generally accepted in the United States of America require the Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 9 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 10 – PLAN AMENDMENTS AND FUND CHANGES

In January 2010, the Company’s Board of Directors approved the following Plan amendments to be effective January 1, 2011 for non-union employees: (1) provide retirement benefits through a Company contribution, which will vest immediately, for eligible employees hired on or after January 1, 2011; (2) increase Company matching contributions from 60% of the first 5% of eligible pay contributed by the employee to 100% of the first 4% of eligible pay for all non-union Plan participants; (3) modify the vesting schedule so that the aforementioned matching contributions will vest immediately; (4) eliminate the one-year waiting period for the matching contributions; (5) modify the before-tax contribution rate for automatic enrollment purposes to 4%; and (6) merge the StockPot, Inc. 401(k) Plan into the Plan and add StockPot Inc. as a participating employer.

Campbell Soup Company

401(k) Retirement Plan

Notes to Financial Statements

On April 19, 2010, the Administrative Committee approved new investment options for the Plan to be offered effective January 1, 2011 while retaining the Campbell Stock Fund. The new options replaced the investment options available in 2010 and are as follows: Tier One: Vanguard Target Retirement Funds; Tier Two: Vanguard Institutional Index, Vanguard Extended Market Index, Vanguard Total International Stock Index, and Vanguard Total Bond Market Index; and Tier Three: Vanguard Equity Income, American Funds Growth Fund of America, T.Rowe Price Small Cap Value, American Funds EuroPacific Growth, Charles Schwab Stable Value, BlackRock Liquidity Funds: TempFund, PIMCO Total Return and PIMCO Real Return.

On August and September 2010, the Administrative Committee approved the merger of the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees into the Plan to be effective January 1, 2011.

In March 2011, the Plan was amended for Paris, Texas plant employees subject to the collective bargaining agreement effective January 1, 2012 to: (1) provide retirement benefits through a Company contribution equal to 3% of eligible pay, which will vest immediately, for eligible employees who attain seniority on or after January 1, 2012; (2) increase Company matching contributions from 60% of the first 5% of eligible pay contributed by the employee to 100% of the first 4% of eligible pay; (3) modify the vesting schedule so that the aforementioned matching contributions will vest immediately; (4) eliminate the one-year waiting period for the matching contributions; and (5) modify the before-tax contribution rate for automatic enrollment purposes to 4%.

NOTE 11 – SUBSEQUENT EVENTS

In February 2012, the Charles Schwab Stable Value Fund was removed as an investment option in the Plan, the Vanguard Short-Term Bond Index Fund was added as an investment option in the Plan, and participants were shifted to lower expense share classes for certain of the other Vanguard funds investment options in the Plan.

In May 2012, the Company and the union which represents certain hourly manufacturing employees at the Company’s Sacramento facility agreed to changes related to these employees’ Plan benefits. Accordingly, the Plan will be amended for Sacramento employees subject to the collective bargaining agreement to: (1) provide retirement benefits through a Company contribution equal to 3% of eligible pay, which will vest immediately, for eligible employees who attain seniority on or after January 1, 2013; (2) increase Company matching contributions from 60% of the first 5% of eligible pay contributed by the employee to 100% of the first 4% of eligible pay effective July 1, 2012; (3) modify the vesting schedule so that the aforementioned matching contributions will vest immediately effective July 1, 2012; (4) eliminate the one-year waiting period for the matching contributions effective July 1, 2012; and (5) modify the before-tax contribution rate for automatic enrollment purposes to 4% effective January 1, 2013.

Supplemental Schedule

Campbell Soup Company

401(k) Retirement Plan

Attachment to 2011 Form 5500

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

EIN: 21-0419870  PN: 008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	American FDS Euro Growth FD	Mutual fund	N/R	$37,882,611
	Pimco Real Return FD	Mutual fund	N/R	6,802,199
	Vanguard Total Int’l STK Ind Fnd	Mutual fund	N/R	3,713,922
	Vanguard Total Bond MDT Ind FD	Mutual fund	N/R	4,852,934
	American FDS Growth FD of Amer	Mutual fund	N/R	99,124,178
	Blackrock Liquidity FD Temp	Mutual fund	N/R	50,610,096
	T. Rowe Price Sml Cap Val FD	Mutual fund	N/R	24,528,121
	Pimco Total Return FD	Mutual fund	N/R	20,818,884
	Vanguard Target RET Income FD	Mutual fund	N/R	3,981,209
	Vanguard Target RET 2005 FD	Mutual fund	N/R	874,823
	Vanguard Target RET 2010 FD	Mutual fund	N/R	6,491,080
	Vanguard Target RET 2015 FD	Mutual fund	N/R	18,160,821
	Vanguard Target RET 2010 FD	Mutual fund	N/R	25,480,871
	Vanguard Target RET 2025 FD	Mutual fund	N/R	25,293,425
	Vanguard Target RET 2030 FD	Mutual fund	N/R	19,065,541
	Vanguard Target RET 2035 FD	Mutual fund	N/R	11,621,696
	Vanguard Target RET 2040 FD	Mutual fund	N/R	10,876,218
	Vanguard Target RET 2045 FD	Mutual fund	N/R	5,624,406
	Vanguard Target RET 2050 FD	Mutual fund	N/R	3,667,152
	Vanguard Target RET 2055 FD	Mutual fund	N/R	412,269
	Vanguard Ext Market Index FD	Mutual fund	N/R	5,023,370
	Vanguard Inst’l Index FD	Mutual fund	N/R	52,332,372
	Vanguard Equity-Income FD	Mutual fund	N/R	57,880,495
	Charles Schwab Stable Value FD	Common collective trust	N/R	40,144,133
*	Campbell Soup Co. Stock fund	Company stock	N/R	193,480,792
*	Participant loans	Interest rates from 5.25% to 11%		12,738,965

	Total			$741,482,583

N/R	Participant directed investment; cost not required to be reported
*	Party-in-interest as defined by ERISA

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMPBELL SOUP COMPANY 401(K) RETIREMENT PLAN

By:	/s/ Ashok Madhavan
Ashok Madhavan
Member of the Administrative Committee

Date:   June 27, 2012

INDEX OF EXHIBITS

Exhibit	Page

23.1 - Consent of Independent Registered Public Accounting Firm	20